The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION
              (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                        LEASING OF LAND USE RIGHTS AND
                             CONNECTED TRANSACTION

SUMMARY

The Board of Sinopec Corp. announces that on 22 August 2003 Sinopec Corp. entered into the Land Use Rights Lease Agreement with Sinopec Group Company. Pursuant to the agreement, Sinopec Corp. will pay an annual rent of RMB273,471,700 (approximately HK$257,550,000) for the leasing of land use rights representing approximately 51,710,000 m 2 of land owned by the Sinopec Group.


Further details in relation to the Land Use Rights Lease Agreement are set out in the section headed "Details of Land Use Rights Lease Agreement" below.


Pursuant to the listing rules of the Shanghai Stock Exchange and the Listing Rules, as Sinopec Group Company is the controlling shareholder of Sinopec Corp., the Land Use Rights Lease Agreement constitutes a connected transaction for Sinopec Corp. As the annual rent payable under the Land Use Rights Lease Agreement will exceed 0.03%, but will be less than 3%, of the net tangible asset value of Sinopec Corp. and its subsidiaries as at 31 December 2002 and the nature of the Land Use Rights Lease Agreement being ongoing, the Board of Sinopec Corp. believes that strict compliance of the ongoing disclosure requirements under the Listing Rules in respect of the Land Use Rights Lease Agreement will be impracticable and add additional administrative costs to Sinopec Corp. Accordingly, Sinopec Corp. has applied to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under Rule 14.25 of the Listing Rules in respect of the Leasing of Land Use Rights. Pursuant to Rule 14.25 of the Listing Rules, the above connected transaction does not require the approval of the Independent Shareholders of Sinopec Corp.

1.       SUMMARY OF THE LAND USE RIGHTS LEASE AGREEMENT AND CONNECTED
         TRANSACTION

The Board of Sinopec Corp. announces that the third meeting of the second session of the Board of Sinopec Corp. was held on 22 August 2003 at which the "Leasing of additional land use rights from Sinopec Group Company" proposal was considered and approved. It was approved that Sinopec Corp. will pay an annual rent of RMB273,471,700 (approximately HK$257,550,000) for the leasing of land use rights representing approximately 51,710,000 m 2 of land owned by the Sinopec Group.


The Land Use Rights Lease Agreement was entered into between Sinopec Corp. and Sinopec Group Company on 22 August 2003.


Pursuant to the listing rules of the Shanghai Stock Exchange and the Listing Rules, as Sinopec Group Company is the holder of 47,742,561,000 State-owned shares of Sinopec Corp. (representing 55.06% of its total issued capital) and the controlling shareholder of Sinopec Corp., the Land Use Rights Lease Agreement constitutes a connected transaction for Sinopec Corp. As the annual rent payable under the Land Use Rights Lease Agreement will exceed 0.03%, but will be less than 3%, of the net tangible asset value of Sinopec Corp. and its subsidiaries as at 31 December 2002 and the nature of the Land Use Rights Lease Agreement being ongoing, the Board of Sinopec Corp. believes that strict compliance of the ongoing disclosure requirements under the Listing Rules in respect of the Land Use Rights Lease Agreement will be impracticable and add additional administrative costs to Sinopec Corp. Accordingly, Sinopec Corp. has applied to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under Rule 14.25 of the Listing Rules in respect of the Leasing of Land Use Rights. Pursuant to Rule 14.25 of the Listing Rules, the above connected transaction does not require the approval of the Independent Shareholders of Sinopec Corp.


The Board of Sinopec Corp. (including the independent non-executive directors) considers that the terms of the Leasing of Land Use Rights are based on normal commercial terms which were reached after arm's length negotiations, are in the interests of Sinopec Corp. and its shareholders and are fair and reasonable to its Independent Shareholders. Accordingly, the Board of Sinopec Corp. consented to the leasing of land by Sinopec Corp. from Sinopec Group Company and approved the Land Use Rights Lease Agreement. Mr Chen Qingtai, Mr Ho Tsu Kwok, Charles, Mr Shi Wanpeng and Mr Zhang Youcai, independent non-executive directors of Sinopec Corp., consider that the procedures adopted by the Board for the approval of the Leasing of Land Use Rights and the relevant agreement are in accordance with the relevant laws and the articles of association of Sinopec Corp. as Mr Chen Tonghai and Mr Liu Genyuan (directors who have conflict of interests by virtue of them being the General Manager and Deputy General Manager of Sinopec Group Company, respectively) had abstained from the discussions and voting on the matter. The independent non-executive directors approved the Leasing of Land Use Rights and are of the views that it is based on normal commercial terms (including the basis for the determination of the rent and the terms under the Land Use Rights Lease Agreement), the mechanism for the determination of rent is fair and just, it is fair and reasonable to Sinopec Corp. and all its shareholders as a whole and there does not appear to be any matter which is detrimental to the interests of Sinopec Corp. or its Independent Shareholders.


2.       DETAILS OF THE LAND USE RIGHTS LEASE AGREEMENT


2.1      Parties


Lessor: Sinopec Group Company (and certain subsidiary enterprises and entities by which it is representing)

Lessee: Sinopec Corp. (and certain subsidiaries by which it is representing)

2.2      Leasing of Land Use Rights


The leasing of certain Sinopec Group's land use rights by Sinopec Group Company to Sinopec Corp. (and certain of its subsidiaries) in consideration of rent payable by Sinopec Corp. to Sinopec Group.


2.3 Basic information regarding the leasing of land by Sinopec Group to Sinopec Corp.


The leasing of land by Sinopec Group to Sinopec Corp. involves 9,234 parcels of land with a total area of 51,711,355.46 m 2 situated in 21 provinces, municipalities and autonomous regions including Tianjin Municipality and Hebei Province. Based on the categories of land use rights, they can be separated into the following categories: 8,835 parcels of authorised operation land with a total area of 50,307,802.96 m 2 ; and 399 parcels of State grant land with a total area of 1,403,552.5 m 2 . Based on business activities, they can be separated into the following categories: 7,688 oil field activities with a total area of 39,224,816.84 m 2 , the main uses of which involve the situation of oil and gas exploration, development and production facilities; 40 refining and chemical activities with a total area of 2,355,712.92 m 2 , the main uses of which involve the situation of facilities for modification, expansion and ancillary production of refining and chemical activities; 1,506 retail activities with a total area of 10,130,825.7 m 2 , the main uses of which involve the situation of oil depots and petrol stations. The authorised operation approvals associated with the above-mentioned leasing of land have been obtained from the Ministry of State Land and Resources of the PRC.


2.4      The valuation of the land use rights


Sinopec Group Company has engaged Beijing Zhongdi Huaxia Appraising and Consulting Company Limited to conduct valuation of the relevant land for the purpose of the leasing of land. The valuation was conducted as at 30 September 2002. The value of the 8,835 pieces of authorised operation land and 399 pieces of State grant land which are subject to the lease was RMB6,480,006,100 and RMB478,428,000, respectively. The relevant valuation report has been filed with the relevant land administration department in accordance with the applicable laws.


2.5 The rent in respect of the leasing of land The annual rent in respect of the leasing of 9,234 parcels of land with a total area of 51,711,355.46 m 2 by Sinopec Corp. from Sinopec Group is RMB273,471,700 (approximately HK$257,550,000) which amount was determined based on the above-mentioned valuation of the land use rights and using the rent payable under Land Use Rights Leasing Agreement entered into between Sinopec Corp. and Sinopec Group Company in 2000 as a benchmark. The annual rent is payable by quarterly payments. The first payment of the rent is payable after the Land Use Rights Lease Agreement has become effective. The Land Use Rights Lease Agreement will become effective after execution by both parties and upon the approval by the Board of Sinopec Corp.


Pursuant to the Land Use Rights Lease Agreement, the rent payable thereunder for the 3 year period between 2004 to 2006 would be adjusted at the same time, and based on the same level, as the rent payable under the Land Use Rights Leasing Agreement is adjusted (if any) and the rent may be adjusted every three years thereafter by negotiations (which negotiations shall be done at the same time in respect of the Land Use Rights Leasing Agreement). The amount of the adjusted rent must be confirmed by an independent valuer as being at market level or below market level.


2.6      The term of the lease


The term of the Leasing of Land Use Rights commences from 1 January 2003. In respect of authorised operation lands which are for industrial and commercial use, the term is 50 years and 40 years, respectively. In respect of State grant lands, the term of the lease is the same as the tenure of the relevant State grant. Under the provisions of the Land Use Rights Lease Agreement, the rent payable for 2003 is calculated from 1 January 2003. Sinopec Group and certain of its subsidiaries had been occupying the land which is being leased under the Leasing of Land Use Rights since 1 January 2003.


3.       THE PURPOSE OF THE LEASE AND ITS IMPACT ON SINOPEC CORP.


The Board of Sinopec Corp. is of the views that:


3.1 the leasing of land is a necessity for Sinopec Corp.'s continuing development of its production and construction and would ensure stability to its production and retail facilities; and


3.2 Sinopec Corp. will incur an additional expenditure of RMB273,471,700 (approximately HK$257,550,000) (subject to adjustment as referred to in paragraph 2.5 above) per year as a result of this leasing of land.


4.       LISTING RULES WAIVER


The Board of Sinopec Corp. confirms that the terms of the above ongoing connected transaction were determined on the basis of arm's length negotiations between the parties involved and on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned having regard to the circumstances in which they have been, and are being, entered into.


The above transaction constitutes a connected transaction for Sinopec Corp. under the Listing Rules by reason of Sinopec Group Company's ownership of 55.06% of the issued share capital of Sinopec Corp. As the aggregate rent payable under the Land Use Rights Lease Agreement is expected to exceed 0.03% of the net tangible asset value of Sinopec Corp. as stated in its audited consolidated accounts as at 31 December 2002 but is expected to be less than 3% of the net tangible asset value of Sinopec Corp. reported as at the same date and the Land Use Rights Lease Agreement is of a continuing nature, the Board of Sinopec Corp. considers that strict compliance with the disclosure requirements under the Listing Rules for the Land Use Rights Lease Agreement would be impracticable and add additional administrative costs to Sinopec Corp.


Accordingly, Sinopec Corp. has applied to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under rule
14.25 of the Listing Rules in respect of the Leasing of Land Use Rights on the following conditions:


(a)      that the Leasing of Land Use Rights:


         (i) has been performed by Sinopec Corp. in the ordinary and usual course of its business;


         (ii) has been conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC); or (b) on terms no less favourable than those available from/to independent third parties; or
                  (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned;


         (iii) has been performed in accordance with the terms of the Land Use Rights Lease Agreement and in the interest of shareholders as a whole;


         (iv) under which the aggregate rent (or the aggregate rent adjusted in accordance with the provisions thereunder) during each financial year of Sinopec Corp. shall not exceed 3% of the net tangible asset value of Sinopec Corp. reported in its audited consolidated accounts for the relevant financial year;


(b) the independent non-executive directors shall review the Leasing of Land Use Rights annually and confirm in Sinopec Corp.'s next and each successive annual report that these have been entered into in the manner as stated in paragraph (a) above;


(c) the auditors of Sinopec Corp. shall review the Leasing of Land Use Rights and state in a letter to the Board of Sinopec Corp. annually (a copy of which shall be provided to the Listing Division of the Stock Exchange) whether:


         (i) the Leasing of the Land Use Rights has received the approval of the Board of Sinopec Corp.;


         (ii) the Leasing of Land Use Rights has been performed in accordance with the terms of the Land Use Rights Lease Agreement; and


         (iii) the total rent paid in that year under the Land Use Rights Lease Agreement has exceeded 3% of the net tangible asset value of Sinopec Corp. reported in its audited consolidated accounts for that financial year;


         Where for whatever reason the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Board of Sinopec Corp. shall contact the Listing Division of the Stock Exchange immediately; and


(d) details of the Land Use Rights Lease Agreement shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of Sinopec Corp. for each financial year during the subsistence of the Land Use Rights Lease Agreement together with a statement of the opinion of the independent non-executive directors referred to in paragraph (b) above.


If any terms of the Land Use Rights Lease Agreement as mentioned above are altered or if Sinopec Corp. enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.


5.       THE VIEWS OF THE INDEPENDENT DIRECTORS


After reviewing the Land Use Rights Lease Agreement and the approved documents issued by the land administration departments, such as the Ministry of Land and Resources, Mr Chen Qingtai, Mr Ho Tsu Kwok, Charles, Mr Shi Wanpeng and Mr Zhang Youcai, independent non-executive directors of Sinopec Corp., have the following views on the connected transaction:


5.1 the procedures adopted by the Board of Sinopec Corp. for the approval of the Leasing of Land Use Rights and the relevant agreement are in accordance with the relevant laws and the articles of association of Sinopec Corp. as Mr Chen Tonghai and Mr Liu Genyuan (directors who have conflict of interests by virtue of them being the General Manager and Deputy General Manager of Sinopec Group Company respectively) had abstained from the discussions and voting on the matter; and


5.2 the Leasing of Land Use Rights was approved and they are of the views that it is based on normal commercial terms (including the basis for the determination of the rent and the terms under the Land Use Rights Lease Agreement), the mechanism for the determination of rent is fair and just, it is fair and reasonable to Sinopec Corp. and all of its shareholders and there does not appear to be any matter which is detrimental to the interests of Sinopec Corp. or its Independent Shareholders.


6.       THE PRINCIPAL BUSINESSES OF SINOPEC CORP. AND ITS SUBSIDIARIES


The principal businesses of Sinopec Corp. and its subsidiaries include: the exploration, development, production and trading of petroleum and natural gas; the process of petroleum and the trading, transportation, distribution and marketing of refined oil products; and the production, distribution and trading of petrochemical products.


7.       DOCUMENTS FOR INSPECTION


The following documents will be available for inspection during normal business hours at the registered address of Sinopec Corp. from the date of this announcement to 22 September 2003:


7.1 minutes of the third meeting of the second session of the Board of Sinopec Corp.;


7.2      the Land Use Rights Lease Agreement;


7.3 the views of the independent non-executive directors duly signed by Mr Chen Qing Tai, Mr Ho Tsu Kwok, Charles, Mr Shi Wanpeng and Mr Zhang Youcai, independent non-executive directors;


7.4 Reply on Land Restructuring and Assets Disposal by Sinopec Group Company (Guo Tu Zi Han [2003] No.65) issued by the Ministry of State Land and Resources; and


7.5 Statement on State Grant Land involved in the Land Restructuring and Assets Disposal by Sinopec Group Company ([2003] Zhong Di Han Zi No.003) issued by Beijing Zhongdi Huaxia Appraising and Consulting Company Limited.


8.       DEFINITIONS


Terms used in this announcement shall have the following meanings, unless defined otherwise.


"associates"                 has the same meaning ascribed in the Listing Rules

"Board"                      the board of directors

"Independent Shareholders"   the shareholders of Sinopec Corp. other than
                             Sinopec Group Company and its associates

"Land Use Rights Lease       the land use rights lease agreement entered into
Agreement"                   between Sinopec Corp. and Sinopec Group Company
                             on 22 August 2003

"Land Use Rights Leasing     the land use rights leasing agreement entered into
Agreement"                   between Sinopec Corp. and Sinopec Group Company
                             on 3 June 2000

"Leasing of Land Use         the leasing of land use rights by Sinopec Group
Rights"                      to Sinopec Corp. (and certain of its
                             subsidiaries) in consideration of the payment of rent pursuant to the Land Use Rights Lease
                             Agreement

"Listing Rules"              The Rules Governing the Listing of Securities on
                             the Stock Exchange

"Sinopec Corp."              China Petroleum & Chemical Corporation, a joint
                             stock company incorporated in the PRC

"Sinopec Group"              Sinopec Group Company and its subsidiaries (other
                             than Sinopec Corp. and its subsidiaries)

"Sinopec Group Company"      China Petrochemical Corporation, the controlling
                             shareholder of Sinopec Corp.

"Stock Exchange"             The Stock Exchange of Hong Kong Limited

"subsidiary"                 has the same meaning ascribed in the Listing Rules



                                                         By Order of the Board
                                        China Petroleum & Chemical Corporation
                                                                       Chen Ge
                                           Secretary to the Board of Directors
                                                  Beijing, PRC, 22 August 2003


The exchange rate between Hong Kong dollars and Renmenbi used in this announcement is HK$1 to RMB1.0618. However, there is no representation that Renmenbi can actually be converted into Hong Kong dollars using this rate and vice versa.